FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004
Commission File Number 000-13355

ASM INTERNATIONAL N.V.

(Translation of registrant’s name into English)

JAN VAN EYCKLAAN 10
3723 BC BILTHOVEN
THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and had not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes   No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                                      .

SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2

OTHER EVENTS

     On December 6, 2004, we issued US$150.0 million principal amount of 41/4% convertible subordinated notes due 2011 in a private placement. The notes were issued under an indenture agreement dated December 6, 2004. We also entered into a registration rights agreement dated as of December 6, 2004 for the benefit of the holders of the notes. The indenture agreement is attached hereto as Exhibit 99.1 and the registration rights agreement is attached hereto as Exhibit 99.2.

Exhibits

     See Exhibit Index following the Signatures page.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 8, 2004	ASM INTERNATIONAL N.V.
/s/ Robert L. de Bakker
Robert L. de Bakker
Chief Financial Officer

ASM INTERNATIONAL N.V.
(THE “REGISTRANT”)
(COMMISSION FILE NO. 0-13355)

EXHIBIT INDEX

TO
FORM 6-K
DATED DECEMBER 8, 2004

Exhibit No.	Exhibit Description	Filed Herewith
99.1	Indenture between ASM International N.V. and Citibank, N.A., dated as of December 6, 2004	X
99.2	Registration Rights Agreement by and among ASM International N.V., and Lehman Brothers International (Europe) and CIBC World Markets Corp., dated as of December 6, 2004	X